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    As filed with the Securities and Exchange Commission on May 11, 2006.


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                   FORM 10-SB/A


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                          AAMAXAN TRANSPORT GROUP, INC.
                 (Name of Small Business Issuer in its charter)


                   Delaware                          87-0673375
        (State or other jurisdiction of           (I.R.S. Employer
         incorporation or organization)          Identification No.)


                 31 Walmer Rd, Suite 6 Toronto, Ontario, M5R 2W7
               (Address of principal executive offices) (Zip Code)


                                 (416) 928-3095
              (Registrant's telephone number, including area code)


          Securities to be registered under Section 12(b) of the Act:

         Title of each class            Name of each exchange on which
         to be so registered            each class is to be registered

               N/A                                   N/A

          Securities to be registered under Section 12(g) of the Act:

                Common Capital Stock, $0.0001 par value per share
                                (Title of Class)





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                                TABLE OF CONTENTS

PART I ...................................................................... 2

ITEM 1. Description of Business ............................................. 2

ITEM 2. Management's Discussion and Analysis
         or Plan of Operation ............................................... 8

ITEM 3. Description of Property ............................................. 9

ITEM 4. Security Ownership of Certain Beneficial
         Owners and Management .............................................. 9

ITEM 5. Directors and Executive Officers, Promoters
         and Control Persons ................................................ 9

ITEM 6. Executive Compensation ............................................. 10

ITEM 7. Certain Relationships and Related Transactions ..................... 10

ITEM 8. Description of Securities .......................................... 10

PART II .................................................................... 11

ITEM 1. Market Price of and Dividends on the Registrant's
         Common Equity and Related Stockholder Matters ..................... 11

ITEM 2. Legal Proceedings .................................................. 11

ITEM 3. Changes in and Disagreements with Accountants ...................... 11

ITEM 4. Recent Sales of Unregistered Securities ............................ 12

ITEM 5. Indemnification of Directors and Officers .......................... 12

PART F/S ................................................................... 13

Financial Statements ....................................................... 13

PART III ................................................................... 28

ITEM 1. Index to Exhibits .................................................. 28

Signatures ................................................................. 28






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                   FORWARD LOOKING STATEMENTS AND RISK FACTORS

Certain statements contained in this Form 10-SB filed by Aamaxan Transport Group, Inc., a development stage company ("Aamaxan" or the "Company") constitute "statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements, identified by words such as "will," "may," "expect," "believe," "anticipate," "intend," "could," "should," "expect," "estimate," "plan" and similar expressions, relate to or involve the current views of management with respect to future expectations, objectives and events and are subject to substantial risks, uncertainties and other factors beyond management's control that may cause actual results to be materially different from any such forward-looking statements. Such risks and uncertainties include those set forth in this document and others made by or on behalf of the Company in the future, including but not limited to, the Company's limited operating history, its need for additional capital or financing, its ability or inability to produce and market products and services, its ability to make a profit in the future, its dependence on a limited number of customers and key personnel, its dependence on certain industries, its ability to locate and consummate business opportunities that would appear to be in the best interests of the shareholders, its ability to implement strategies to develop its business in emerging markets, competition from other or similar companies or businesses, and, general economic conditions. Any forward-looking statements in this document and any subsequent Company document must be evaluated in light of these and other important risk factors. The Company does not intend to update any forward-looking information to reflect actual results or changes in the factors affecting such forward-looking information.

PART I

ITEM 1. Description of Business

History

Aamaxan Transport Group, Inc. ("Aamaxan" or the "Company") was incorporated on June 3, 1998 under the laws of the State of Delaware as Worthington Venture Fund Inc. ("Worthington Delaware"). On August 14, 1998, Worthington Delaware's name was changed to Admax Technology, Inc. ("Admax"). On August 28, 1998, Admax merged with Worthington Venture Fund, Inc. ("Worthington Utah"), a non-operating Utah shell corporation, and changed its name to Aamaxan Transport Group, Inc.

The Company has not had any substantive business operations from the date of incorporation until the present time and is considered a "shell company" as it has no or nominal operations. During the years ending January 31, 1999 and 2000, the Company attempted to acquire certain companies and assets. Although acquisition agreements were executed, shares of common stock were issued and only partially cancelled and funds advanced, these acquisitions did not close and the acquisitions were written off. The Company was dormant from mid-2000 until recently.

The Company has been seeking, and will continue to seek, potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. The Company is considered a development stage company and its principal purpose is to locate and consummate a merger or acquisition with a private entity. Because of the Company's current status of having only nominal assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's current shareholders will experience substantial dilution and a resultant change in control of the Company.

The Company is voluntarily filling this Registration Statement on Form 10-SB in order to make information concerning itself more readily available to the public, including its existing shareholders. Management believes that being a "reporting company" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), would also provide a prospective merger or acquisition candidate with more thorough and comprehensive information concerning the Company. Further, management believes that "reporting company" status will make the Company more attractive to an operating business opportunity as a potential merger or acquisition candidate. As a result of the filing of this Registration Statement, the Company shall be obligated to file with the Securities and Exchange Commission (the "Commission") certain interim and periodic reports including an annual report on Form 10-KSB containing audited financial statements. The Company is willing to assume these responsibilities. The Company


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also  intends to continue to  voluntarily  file its periodic  reports  under the
Exchange Act in the event its obligation to file such reports is, for some reason, suspended under applicable provisions of the Exchange Act.

Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any merger or acquisition. Thus, in the event the Company successfully completes the acquisition of, or merger with, an operating business opportunity, that business opportunity must provide Form 10 or Form 10-SB level disclosure in a Form 8-K including audited financial statements for at least the two most recent fiscal years or, in the event the business opportunity has been in business for less than two years, audited financial statements will be required from the period of inception. This could limit the Company's potential target business opportunities due to the fact that many private business opportunities either do not have audited financial statements or are unable to produce audited statements without substantial time and expense.

The Company has no recent operating history and no representation is made, nor is any intended, that the Company will in fact be able to carry on future business activities successfully. If the Company needs cash over the ensuing 12 months in order to carry out its business activities, the Company believes that it will be able to borrow sufficient cash from its largest stockholder in order to satisfy any such immediate requirements. For this reason, the Company does not presently anticipate having to raise any additional funds within the next 12 months or longer. In spite of being able to meet cash needs that are currently anticipated, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property at all, let alone one that will be of material value or benefit to the Company. There can also be no assurance that the Company's cash needs can be indefinitely met by cash advances from a major shareholder or anyone else associated with the Company.

As stated elsewhere herein, management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider, let alone enter into. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

Use of Form S-8 and Form 8-K by Shell Companies

Effective August 22, 2005, the Commission adopted a series of rules and rule amendments designed to deter fraud and abuse through the use of reporting shell companies. The most significant rule changes were as follows: (i) shell companies are prohibited from using Form S-8 to register offerings of securities during the period a company is defined as a shell company and for 60 days thereafter; and (ii) upon completion of a transaction whereby a company ceases to be a shell company, the company must file Form 10 or Form 10-SB level disclosure in a Form 8-K within four business days after completing the transaction. The changes to the Form 8-K rules may limit the number of business opportunities that would be interested in completing a transaction with the Company.

Sources of Business Opportunities and Risks Associated Therewith

Management of the Company intends to use various resources in the search for potential business opportunities including, but not limited to, the Company's officer and director, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of capital, it may not be able to retain on a fee basis professional firms specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources, not otherwise associated with the Company, persons that will accept their compensation only after the Company has finalized a successful acquisition or merger. To date, the Company has not engaged or entered into any discussion, agreement or understanding with a particular consultant regarding the Company's search for business opportunities. Presently, no final decision has been made nor is management in a position to identify any future prospective consultants.

If the Company elects to engage an independent consultant, it intends to look only to consultants that have experience in working with small public companies in search of an appropriate business opportunity. Also, the consultant will more than likely have experience in locating viable merger and/or acquisition candidates and have a proven track record of finalizing such business combinations. Further, the Company would prefer to engage a consultant that will provide services for only nominal up-front consideration and who would be willing to be fully compensated at the close of a business combination or acquisition.

The Company does not intend to limit its search to any specific kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of existence and development. Management cannot predict at this


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time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of or merger with an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation.

Evaluation and Risks Associated Therewith

Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. As stated in the previous section, management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete an exhaustive investigation of any particular opportunity.

In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the Company and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity.

Because the Company has not located or identified any specific business opportunity as of the date hereof, there are a multitude of unknown risks that cannot be adequately defined or identified prior to the identification of a specific business opportunity. No assurance can be made following consummation of any acquisition or merger that the business venture acquired or targeted will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities made available to the Company may involve, among other things, new and untested products, processes or market strategies which may not ultimately prove successful.

Form of Potential Acquisition or Merger and Risks Associated Therewith

Presently, the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company, on the one hand, and the respective needs and desires of those in control of the opportunity, on the other, and, the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization. Whatever form any business transaction ultimately takes, the Company does not intend to participate in opportunities through the purchase of minority stock positions.

Because of the Company's current situation, having only nominal assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company. Most likely, the owners of the business opportunity will acquire control of the Company following such transaction. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunities, rather management will attempt to negotiate the best possible agreement for the benefit of the Company's shareholders.

Need for Additional Capital or Financing and Risks Associated Therewith


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Management does not presently  intend to borrow funds to compensate any persons, consultants, promoters or affiliates in relation to the consummation of a potential merger or acquisition. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital, most likely the only method available to the Company would be the private sale of its securities. These possible private sales would more than likely have to be to persons known by the director or other shareholders of the Company or to venture capitalists that would be willing to accept the substantial risks associated with investing in a company with limited history, no current operations and nominal capital.

Because of the nature of the Company as a development stage company, it is unlikely that it could make a public offering of securities or be able to borrow any significant sum from either a commercial or private lender. Management will attempt to acquire funds or financing, if necessary, on the best available terms. However, there can be no assurance that the Company will be able to obtain additional funding or financing when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. Although not presently anticipated, a possibility exists that the Company would offer and sell additional securities to its existing shareholders or their affiliates or possibly even "accredited investors."

Possible Sales of Shares by Certain Shareholders or Insiders

In the case of a future acquisition or merger, there exists a possibility that a condition of such transaction might include the sale of shares presently held by officers, directors, their affiliates, if any, or other insiders of the Company to parties affiliated with or designated by the potential business opportunity. Presently, management has no plans to seek or actively negotiate such terms and conditions. However, if any such situation does arise, management is obligated to follow the Company's Certificate of Incorporation and all applicable corporate laws in negotiating such an arrangement. Under this scenario of a possible sale by officers, directors and other insiders, if any, of their shares, it is unlikely that similar terms and conditions would be offered to all other shareholders of the Company or that the shareholders would be given the opportunity to approve such a transaction.

Finder's, Agent's or Broker's Fees

In the event of a successful acquisition or merger, a finder's, agent's or broker's fee, in the form of cash or securities, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of any such fee, although it is likely that an appropriate fee will be based upon negotiations by and among the Company, the appropriate business opportunity, and the finder or broker. Management cannot at this time estimate the type or amount of any potential finder's or agent's fee that might be paid. Though possible, it is unlikely that a finder's or agent's fee will be paid to an affiliate of the Company because of the potential conflict of interest that might result. If such a fee were paid to an affiliate, it would have to be in such a manner so as not to compromise an affiliate's possible fiduciary duty to the Company or to violate the doctrine of usurpation of a corporate opportunity. Further, in the unlikely event that a finder's or agent's fee was paid to an affiliate, the Company would likely, though not necessarily, have such an arrangement ratified by the shareholders in an appropriate manner. It should also be noted that finder's, agent's or broker's fees in the types of situations involved here are frequently substantial and no assurance can be made that any such fee would not be substantial or not entail the issuance of several million common capital shares.

Potential Conflicts of Interest

Presently, it is believed to be highly unlikely that the Company will acquire or merge with a business opportunity in which the Company's management, affiliates or promoters, if any, have an ownership interest. Any possible related party transaction of this type would likely have to be ratified by a disinterested Board of Directors and possibly, by the shareholders. Whatever would happen, the


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Company  intends do whatever it believes is  necessary  to fully and  completely comply with Delaware corporate law. Management does not anticipate that the Company will acquire or merge with any related entity or person.

Rights and Participation of Shareholders

It is presently anticipated by management that prior to consummating a possible acquisition or merger, the Company, if required by relevant state laws and regulations, will seek to have the transaction ratified by shareholders in the appropriate manner.

The Board of Directors will have the discretion to consummate an acquisition or merger by written consent if it is determined to be in the best interests of the Company to do so. Regardless of whether an action to acquire or merge is ratified by calling and holding a formal shareholders' meeting or by written consent, the Company intends to provide its shareholders with complete disclosure documentation concerning a potential target business opportunity, including appropriate audited financial statements of the target to the extent the same can be made available at the time. It is anticipated that all of such information will be disseminated to the shareholders either by a proxy statement prepared in accordance with Schedule 14A promulgated under the Exchange Act in the event that a shareholders' meeting is called and held, or by subsequent information statement prepared in accordance with Schedule 14C promulgated under the Exchange Act in the event the corporate action is approved by the written consent of a majority.

Within four business days after completing a merger or acquisition transaction where the Company ceases to be a shell company, the Company must file a Form 8-K that provides Form 10 or Form 10-SB level disclosure.

Competition

Because the Company has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's current lack of funds and capital resources, it may be difficult to successfully compete with these other companies.

Employees

As of the date hereof, the Company does not have any full time employees and has no plans for retaining full time employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities

The Company is currently using as its principal place of business the business office of its principal shareholder, Marc Juliar, located in Toronto, Ontario. Although the Company has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as the Company acquires or merges with an operating business, the Company will secure commercial office space from which it will conduct its business. However, until such time as the Company completes an acquisition or merger, the type of business in which the Company will be engaged and the type of office and other facilities that will be required is unknown. The Company has no current plans to secure such commercial office space.

Industry Segments

No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet known and yet-to-be-identified business opportunity.



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ITEM 2. Management's Discussion and Analysis or Plan of Operation

The Company is considered a development stage company with no assets or capital and with no operations or income since inception. The costs and expenses associated with the preparation and filing of this Registration Statement and other operations of the Company have been paid for by shareholders of the Company. The Company approved the proposal to nominate and appoint Mr. Juliar as the only officer and director of the Company because it was he who has purchased control of the Company. As the Company becomes more well established and completes the necessary Commission and subsequent NASD filings it plans to undertake, it may consider adding new officers and directors to supplement and enhance Mr. Juliar's input and participation, thereby providing broader or greater depth to the Company's plans and efforts. See Items 4 and 5 below discussing officers and directors of the Company in more detail.

It is anticipated that the Company will require only nominal capital to maintain its corporate viability and necessary funds will most likely be provided by the Company's existing shareholders or its officer and director in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is otherwise able to obtain significant outside financing, substantial doubt will be cast on its ability to continue as a viable corporation. See subheading in Item 1, Part I above titled "Need for Additional Capital or Financing and Risks Associated Therewith."

In the opinion of management, neither inflation nor recession will have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation or recession on the Company as it relates to its business and operations following a successful acquisition or merger.

Plan of Operation

During the next twelve months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item 1 above. Because the Company lacks cash and other capital resources, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made. See subheading in Item 1, Part I above titled "Need for Additional Capital or Financing and Risks Associated Therewith."

Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration, if any. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds.

As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. See subheading in Item 1, Part I above titled "Sources of Business Opportunities and Risks Associated Therewith." As further stated elsewhere herein, in the event the Company does need to raise capital most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company. See subheading in Item 1, Part I above titled "Need for Additional Capital or Financing and Risks Associated Therewith."

The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months. See subheading in Item 1, Part I above titled "Need for Additional Capital or Financing and Risks Associated Therewith"; see also subheading in Item 1, Part I above titled "Employees."


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


ITEM 3. Description of Property

Administrative operations are conducted from the offices of a Marc Juliar at 31 Walmer Rd, Suite 6, Toronto, Ontario, M5R 2W7. We expect to operate for as long as possible from these offices to minimize operating expenses. We do not currently pay rent for these offices and do not anticipate paying rent to Mr. Juliar for any such offices in the future. Our operations do not currently require office or laboratory space to meet our objectives, and therefore administration from these offices is sufficient. At some point in the future, as may be necessary to implement and carry out our plans, we may require additional office space requiring rental expense, but we do not anticipate any such need during the next six to twelve months. We will however, incur common office operating expenses such as telephone, office supplies, postage, etc.

ITEM 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information, to the best of the Company's knowledge, as of January 31, 2006, with respect to each person known to own directly and/or beneficially more than 5% of the Common Capital Stock of the Company, each director and officer and all directors and officers as a group. As of January 31, 2006, there were a total of 24,342,957 common shares issued and outstanding.


Title of      Name and Address            Amount and Nature of         Percent
Class        of Beneficial Owner          Beneficial Ownership         of Class
--------------------------------------------------------------------------------
Common         Marc Juliar (1)                 14,186,957                58.3%
Capital
Shares


All directors, officers and
persons owning more than 5%                    14,186,957                58.3%
       as a group (2)


(1) Mr. Marc Juliar, the Company's only officer and director of the company. Mr. Juliar directly owns his shares. There are no options, warrants or convertible instruments of any kind outstanding.

(2) Mr. Juliar is currently the only director and officer of the Company. Mr. Juliar directly owns his shares.

ITEM 5.  Directors and Executive Officers, Promoters and Control Persons

Executive Officers and Directors

The executive officers and directors of the Company are as follows:

Name             Age       Position
--------------------------------------------------

Marc Juliar      28        President and Director

As set forth in the Company's Certificate of Incorporation and Bylaws, copies of which are attached hereto as Exs. 3.1 and 3.2 respectively, all directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. Though the Company has not compensated Mr. Juliar for his service on the Board of Directors or any committee thereof, directors are entitled to be reimbursed for expenses incurred for attendance at meetings of the Board of Directors and any committee of the Board of Directors. However, due to the Company's lack of funds, Mr. Juliar and any future director will likely defer his or her expenses and any compensation until such time as the Company can consummate a successful acquisition or merger. As of the date hereof, Mr.

Juliar has not accrued any expenses or compensation. As further set forth in Exs. 3.1 and 3.2, officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees.

Mr. Juliar has served as the Company's President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board since August 30, 2005. Mr. Juliar is an independent contractor to the Film, Music Video and T.V. Commercial production business. Mr. Juliar has held many positions in the film and production business. From 2001 until 2002 Mr. Juliar was a student at the University of Toronto. In 2000 Mr. Juliar was employed by the Bellagio Hotel in Las Vegas. Mr. Juliar was a food and beverage manager. Mr. Juliar was an officer and director of Kodiak Energy, Inc. Mr. Juliar attended the University of Toronto located in Toronto, Ontario.

During the last five years, no officers or directors have been involved in any legal proceedings, bankruptcy proceedings, criminal proceedings or violated any federal or state securities or commodities laws or engaged in any activity that would limit their involvement in any type of business, securities or banking activities.


Prior Blank Check Experience of Officers and Directors

None


ITEM 6. Executive Compensation

The Company has not adopted a bonus, profit sharing, or deferred compensation plan of any sort for the benefit of its employees, officers or directors. Further, the Company has not entered into an employment agreement with Mr. Juliar or any other persons and no such agreements are anticipated in the immediate future. Because there is nothing further to disclose under this Item, the Company has not prepared a Summary Compensation Table as would otherwise be required.

ITEM 7. Certain Relationships and Related Transactions

During the past two fiscal years there have been no transactions between the Company and Mr. Juliar or any member of his immediate family.

During the past fiscal year, a stockholder of the Company advanced $6,131 to the Company by paying directly certain operating expenses. These funds are non-interest bearing, unsecured and payable upon demand as funds become available.

Mr. Juliar, like any other corporate officer or director, is subject to the doctrine of usurpation of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Company's minutes. If Mr. Juliar or any other directors or officers are presented in the future with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Directors and made available to the Company. In the event that the Board rejects an opportunity so presented and only in that event, any of the Company's officers and directors may avail themselves of such an opportunity. In spite of these eventualities, every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful. Reference is also made to the subheading in Item 1, Part I, above titled "Potential Conflicts of Interest".

ITEM 8. Description of Securities

Common Capital Stock

The Company is authorized to issue 25,000,000 shares of common capital stock, having a par value of $.0001 per share, of which 24,342,957 shares are currently issued and outstanding and held in the hands of 246 shareholders of record, which figure does not take into account those shareholders whose certificates are held in the name of broker-dealers or other nominees such as the Depository Trust Company (DTC) or Cede & Company.

Preferred Capital Stock

The company is authorized to issue 10,000,000 preferred shares with a par value of $.001 per share. There are no preferred shares outstanding as at January 31, 2006.

PART II

ITEM 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

The Company's stock is currently listed in the "Pink Sheets" published by the Pink Sheets, LLC (previously National Quotation Bureau, LLC) under the symbol "AMXT". No shares of the Company's common stock have previously been registered with the Commission or any state securities agency or authority. There are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of the Company's securities.

As of January 31, 2006 there were 246 holders of record of the Company's common stock, which figure does not take into account those shareholders whose certificates are held in the name of broker-dealers or other nominees such as the Depository Trust Company (DTC) or Cede & Company. The following table shows the high and low bid prices of the Company's common stock as reported by the OTC Bulletin Board or the Pink Sheets for the periods indicated.

                                High            Low

Fiscal 2005

     First Quarter             $ 0.002        $0.0005
     Second Quarter            $0.0005        $0.0003
     Third Quarter             $0.0004        $0.0004
     Fourth Quarter            $0.0004        $0.0004

Fiscal 2006

     First Quarter             $0.0007        $0.0004
     Second Quarter            $0.0007        $0.0007
     Third Quarter             $0.0007        $0.0005
     Fourth Quarter            $0.0007        $0.0005

Dividend Policy

The Company has not declared or paid cash dividends or made distributions in the past and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM 2. Legal Proceedings

There are presently no material pending legal or governmental agency proceedings to which the Company or its officer, director or majority stockholder is a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.

ITEM 3. Changes in and Disagreements with Accountants

None

ITEM 4. Recent Sales of Unregistered Securities


On June 21, 2005, the holder of a convertible promissory note in the amount of $43,210 plus accrued interest of $249 converted its note in to 18,786,957 common shares of the company. These shares were issued pursuant to the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended. The Commission has taken the position that securities issued by a blank check company and held by stockholders in the capacity of management, affiliates, control persons and promoters cannot be resold under Rule 144 or Section 4(1) of the Securities Act of 1933, as amended and must be registered with the Commission prior to being resold. Accordingly, the Company has placed the appropriate restrictive legend on these 18,786,957 common shares. For further information on the Commission's position, please refer to the letter dated
January 21, 2000 to Mr. Ken Worm, Assistant Director, OTC Compliance Unit of NASD Regulation, from Mr. Richard K. Wulff, Chief of Small Business, of the SEC staff, available on the Commission's website.


ITEM 5. Indemnification of Directors and Officers

The Company is a Delaware corporation. The Company's Certificate of Incorporation provides that the Company will indemnify and hold harmless its officers, directors and others serving the Company in various capacities to the fullest extent permitted by the Delaware General Corporation Law ("DGCL").
Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify officers and directors in specified circumstances.

Under Section 145 of the DGCL, a corporation may indemnify its directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, referred to as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of conduct is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of that action, and Section 145 requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

Section 145 of the DGCL further provides that to the extent that a director or officer has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter within that action, suit or proceeding, that person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by that person in connection with that defense. The Company's Bylaws provide that the indemnification rights described above shall include the right to be paid expenses incurred in defending any proceeding in advance of its final disposition subject to any undertakings required under the DGCL. Section 145 requires an undertaking to repay any amount advanced if the director or officer receiving that amount is ultimately determined not to be entitled to indemnification.

Indemnification provided for by Section 145 of the DGCL and the Company's Certificate of Incorporation and Bylaws is not to be deemed exclusive of any other rights to which the indemnified party may be entitled. Both Section 145 and the Company's Bylaws permit the Company to maintain insurance on behalf of a director, officer or others against any liability asserted against that person and incurred by that person, whether or not the Company would have the power to indemnify that person against those liabilities under Section 145.

See the Company's Certificate of Incorporation and Bylaws attached to this Form 10-SB and incorporated herein by reference as Exhibits 3.1 and 3.2, respectively. Though officers and directors are accountable to the Company as fiduciaries, which means that officers and directors are required to exercise good faith and integrity in handling Company affairs, purchasers of the securities registered hereby may have a more limited right of action as a result of these indemnification provisions than they might otherwise have.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PART F/S
















                          Aamaxan Transport Group, Inc.

                          (A Development Stage Company)


                              Financial Statements

                                       and

             Report of Independent Registered Public Accounting Firm

                  For the Years Ended January 31, 2006 and 2005

                                 C O N T E N T S
                                 ---------------



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ......................15

BALANCE SHEET.................................................................16

STATEMENTS OF OPERATIONS......................................................17

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)...............................18-20

STATEMENTS OF CASH FLOWS...................................................21-22

NOTES TO FINANCIAL STATEMENTS..............................................23-27

             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------


Board of Directors and Stockholders
Aamaxan Transport Group, Inc.
Toronto, Ontario

We have audited the accompanying balance sheet of Aamaxan Transport Group, Inc., (a development stage company) (the "Company") as of January 31, 2006 and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the two year period ended January 31, 2006 and for the period June 3, 1998 (inception) through January 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aamaxan Transport Group, Inc. at January 31, 2006, and the results of its operations and cash flows for each of the years in the two year period ended January 31, 2006 and for the period June 3, 1998 (inception) through January 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no assets or working capital as of January 31, 2006, a significant deficit accumulated during the development stage and has no business operations. These conditions, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





Turner, Stone & Company, L.L.P.
Certified Public Accountants
Dallas, Texas
March 27, 2006

                          AAMAXAN TRANSPORT GROUP, INC.
                          -----------------------------
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                                  BALANCE SHEET
                                ----------------
                                JANUARY 31, 2006
                                ----------------



                                     Assets
                                     ------

Current assets:

  Cash                                                              $         -
                                                                    ===========




                 Liabilities and Stockholders' Equity (Deficit)
                                                                    -----------

Current liabilities:

  Accounts payable                                                  $     5,721
  Advances from stockholder                                               6,131
                                                                    -----------

   Total current liabilities                                             11,852

Stockholders' equity (deficit):

  Preferred stock, $.001 par value, 10,000,000
    shares authorized, no shares issued or outstanding                        -
  Common stock, $.0001 par value, 25,000,000
    shares authorized, 24,342,957 shares
    issued and outstanding                                                2,435
  Additional paid-in capital                                          7,350,337
  Deficit accumulated during the development stage                   (7,364,624)
                                                                    -----------
                                                                        (11,852)
                                                                    -----------

                                                                    $         -
                                                                    ===========












    The accompanying notes are an integral part of the financial statements.

                          AAMAXAN TRANSPORT GROUP, INC.
                          -----------------------------
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                            STATEMENTS OF OPERATIONS
                            ------------------------


                                                                    Cumulative
                                                                       From
                                                                     Inception
                                     Year Ended     Year Ended        Through
                                     January 31,    January 31,     January 31,
                                        2006           2005            2006
                                    ------------    ------------   ------------

Revenues                            $          -    $          -   $          -
                                    ------------    ------------   ------------

Operating expense:

 General and administrative               55,311               -      7,364,624
                                    ------------    ------------   ------------
                                               -               -              -
                                    ------------    ------------   ------------

Loss from operations                     (55,311)              -     (7,364,624)
                                    ------------    ------------   ------------

Provision for income taxes                     -               -              -
                                    ------------    ------------   ------------

Net loss                            $    (55,311)   $          -   $ (7,364,624)
                                    ============    ============   ============

Basic and diluted net loss per
 weighted average common share      $       (.00)   $       (.00)  $       (.60)
                                    ============    ============   ============

Weighted average number of common
 shares outstanding                   17,085,530       5,556,000     12,327,034
                                    ============    ============   ============












    The accompanying notes are an integral part of the financial statements.


                                        AAMAXAN TRANSPORT GROUP, INC.
                                        -----------------------------
                                        (A DEVELOPMENT STAGE COMPANY)
                                        -----------------------------
                                 STATEMENTS OF STOCKHOLDERS'EQUITY (DEFICIT)
                                 -------------------------------------------
                      FOR THE PERIOD JUNE 3, 1998 (INCEPTION) THROUGH JANUARY 31, 2006
                      ----------------------------------------------------------------


                              Preferred Stock      Common Stock     Additional
                             -----------------   ----------------     Paid-In    Accumulated
                             Shares     Amount    Shares   Amount     Capital      Deficit       Total
                             -------    ------   --------  ------   -----------  -----------  -----------
Issuance of common
 stock in exchange
 for organizational
 services                          -    $    -     83,333  $    8   $       472   $       -   $       480

Issuance of common
 stock in attempted
 merger with ESI                   -         -    307,873      31       620,696           -       620,727

Issuance of common
 stock for services
 at $33.74 per share               -         -      1,817       -        61,312           -        61,312

Issuance of common
 stock for cash                    -         -     10,288       1       349,225           -       349,226

Issuance of convertible
 preferred stock for
 cash in private
 placement transaction           500        50          -       -       498,190           -       498,240

Conversion of preferred
 stock for common stock         (150)      (15)    21,122       2            13           -             -

Issuance of common
 stock for accrued
 rent at $30.00
 per share                         -         -      1,928       -        57,856           -        57,856

Net loss                           -         -          -       -             -    (129,775)     (129,775)
                             -------    ------   --------  ------   -----------   ---------   -----------

Balance at January 31, 1999      350        35    426,361      42     1,587,764    (129,775)    1,458,066




                  The accompanying notes are an integral part of the financial statements.


                                                     18

                                        AAMAXAN TRANSPORT GROUP, INC.
                                        -----------------------------
                                        (A DEVELOPMENT STAGE COMPANY)
                                        -----------------------------
                                 STATEMENTS OF STOCKHOLDERS'EQUITY (DEFICIT)
                                 -------------------------------------------
                      FOR THE PERIOD JUNE 3, 1998 (INCEPTION) THROUGH JANUARY 31, 2006
                      ----------------------------------------------------------------


                              Preferred Stock      Common Stock     Additional
                             -----------------   ----------------     Paid-In    Accumulated
                             Shares     Amount    Shares   Amount     Capital      Deficit       Total
                             -------    ------   --------  ------   -----------  -----------  -----------
Issuance of common
 stock in exchange
 for services at
 $25.91 per share                   -        -      3,667       1        94,999            -        95,000

Issuance of common
 stock in exchange
 for services at
 $11.40 per share                   -        -      1,576       -        17,972            -        17,972

Conversion of preferred
 stock for common stock          (200)     (20)    53,877       5            15            -             -

Issuance of common
 stock in exchange
 for services at
 $30.00 per share                   -        -        333       -        10,000            -        10,000

Common stock issued as
 an adjustment of prior
 year shares issued in
 exchange for services              -        -      3,142       1            (1)           -             -

Net loss                            -        -          -       -             -     (131,000)     (131,000)
                             -------    ------   --------  ------   -----------  -----------  -----------


Balance at January 31, 2000       150       15    488,956      49     1,710,749     (260,775)    1,450,038

Conversion of preferred
 stock for common stock          (150)     (15)   250,000      25           (10)           -             -

Issuance of common stock
 in exchange for services
 at $.45 per share                  -        -    117,044      12        52,488            -        52,500




                 The accompanying notes are an integral part of the financial statements.



                                                     19

                                       AAMAXAN TRANSPORT GROUP, INC.
                                       -----------------------------
                                       (A DEVELOPMENT STAGE COMPANY)
                                       -----------------------------
                                STATEMENTS OF STOCKHOLDERS'EQUITY (DEFICIT)
                                -------------------------------------------
                     FOR THE PERIOD JUNE 3, 1998 (INCEPTION) THROUGH JANUARY 31, 2006
                     ----------------------------------------------------------------



                             Preferred Stock     Common Stock      Additional
                             ---------------  -------------------   Paid-In    Accumulated
                             Shares   Amount    Shares    Amount    Capital      Deficit        Total
                             -------  ------  ----------  -------  -----------  -----------  -----------
Issuance of common
 stock in exchange
 for services at
 $1.18 per share                   -       -   4,700,000      470    5,545,530            -    5,546,000

Net loss                           -       -           -        -            -   (7,048,538)  (7,048,538)
                             -------  ------  ----------  -------  -----------  -----------  -----------

Balance at each of the
 years ended
 January 31, 2001,
 2002, 2003, 2004 and 2005         -       -   5,556,000      556    7,308,757   (7,309,313)           -

Issuance of common
 stock upon conversion
 of note payable and
 accrued interest                  -       -  18,786,957    1,879       41,580            -       43,459

Net loss                           -       -           -        -            -      (55,311)     (55,311)
                             -------  ------  ----------  -------  -----------  -----------  -----------

Balance at January 31, 2006        -  $    -  24,342,957  $ 2,435  $ 7,350,337  $(7,364,624) $   (11,852)
                             =======  ======  ==========  =======  ===========  ===========  ===========







                 The accompanying notes are an integral part of the financial statements.


                                                    20

                          AAMAXAN TRANSPORT GROUP, INC.
                          -----------------------------
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                            STATEMENTS OF CASH FLOWS
                            ------------------------

                                                                Cumulative
                                                                   From
                                                                 Inception
                                     Year Ended    Year Ended     Through
                                     January 31,   January 31,  January 31,
                                        2006          2005         2006
                                     ----------    ----------   -----------

Cash flows from operating
 activities:

Net loss                             $  (55,311)   $        -   $(7,364,624)

Adjustments to reconcile
 net loss to net cash used
 in operating activities:
  Note payable issued in
   exchange for services                 43,210             -        43,210
  Common stock issued for
   services                                   -             -     5,849,148
  Merger acquisition expense                  -             -     1,450,038
Changes in assets and
 liabilities:
  Accrued interest payable                  249             -           249
  Account payable                         5,721             -         5,721
                                     ----------    ----------   -----------

    Net cash used in
     operating activities                (6,131)            -       (16,258)
                                     ----------    ----------   -----------

Cash flows from investing
 activities:

  Investment in ESI                           -             -      (837,339)
                                     ----------    ----------   -----------

    Net cash used in
     investing activities                     -             -      (837,339)
                                     ----------    ----------   -----------

Cash flows from financing
 activities:

  Issuance of preferred
   stock for cash                             -             -       498,240
  Issuance of common stock
   for cash                                   -             -       349,226
  Advances from stockholder               6,131             -         6,131
                                     ----------    ----------   -----------

    Net cash provided by
     financing activities                 6,131             -       853,597
                                     ----------    ----------   -----------

Net change in cash                            -             -             -

Cash at the beginning of period               -             -             -
                                     ----------    ----------   -----------

Cash at the end of period            $        -    $        -   $         -
                                     ==========    ==========   ===========





    The accompanying notes are an integral part of the financial statements.

                          AAMAXAN TRANSPORT GROUP, INC.
                          -----------------------------
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                            STATEMENTS OF CASH FLOWS
                            ------------------------




                       Supplemental Schedule of Non-Cash
                       ---------------------------------
                       Investing and Financing Activities
                       ----------------------------------


                                                                     Cumulative
                                                                        From
                                                                      Inception
                                           Year Ended   Year Ended     Through
                                           January 31,  January 31,  January 31,
                                              2006         2005         2006
                                           ----------   ----------   -----------
Issuance of 4,912,840 common stock
 shares for consulting, organizational
 and other services                        $        -   $        -   $ 5,849,148

Issuance of 307,873 common stock shares
 in attempted merger with ESI never
 consummated                               $        -   $        -   $ 1,450,038

Issuance of 18,786,957 common stock
 shares upon conversion of convertible
 note payable and accrued interest
 payable                                   $   43,459   $        -   $    43,459

























    The accompanying notes are an integral part of the financial statements.

                          AAMAXAN TRANSPORT GROUP, INC.
                          -----------------------------
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business
-------------------------

Aamaxan Transport Group, Inc. (the Company) was incorporated on June 3, 1998 under the laws of the State of Delaware under the name Worthington Venture Fund, Inc. (WD). On August 14, 1998, WD changed its name to Admax Technology, Inc. (Admax). On August 28, 1998, Admax merged with Worthington Venture Fund, Inc., a non-operating Utah shell corporation, and changed its name to Aamaxan Transport Group, Inc. Its primary activities through January 31, 2006 have been the attempted acquisition of interests in the trucking industry (Note 2). The Company was completely dormant from mid-2000 to mid-2005 although there were two changes in control of the Company's outstanding common stock shares (Note 2).

Basis of presentation and going concern uncertainty
---------------------------------------------------

The financial statements of the Company have been prepared assuming that the Company will continue as a going concern. However, the Company has no assets or working capital and has no business operations. These conditions, among others, give rise to substantial doubt about the Company's ability to continue as a going concern. Management is continuing to seek additional equity capital to fund a merger or acquisition or to purchase an ongoing business. Until such time, the Company anticipates its working capital needs to be funded through advances from its stockholders. Management believes that these steps will provide the Company with adequate funds to sustain its continued existence. There is, however, no assurance that the steps taken by management will meet all of the Company's needs or that it will continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Development stage activities
----------------------------

The Company has not  conducted  any  business  operations  since its  inception.
Accordingly, all of the Company's operating results and cash flows are considered to be those related to development stage activities and represent the `cumulative from inception' amounts from its development stage activities reported pursuant to Statements of Financial Accounting Standards ("SFAS") No. 7, Development Stage Enterprises.

Management estimates
--------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash flows
-------------------

For purposes of the statements of cash flows, cash includes demand deposits and time deposits and other highly liquid investments with original maturities of less than three months. The Company had no cash at the end of January 31, 2006 and 2005. Also, for the years ended January 31, 2006 and 2005 and for the period June 3, 1998 (inception) through January 31, 2006, no payments of interest or taxes were made.

                          AAMAXAN TRANSPORT GROUP, INC.
                          -----------------------------
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------



Net loss per share

Basic net loss per share amounts are computed by dividing the net loss (numerator) by the weighted average number of common shares outstanding during the periods (denominator). Diluted loss per common share amounts reflect the maximum dilution that would result from potentially dilutive securities. Diluted loss per share amounts are not presented because there are no potentially dilutive securities, options or warrants outstanding.

Reverse stock split

On July 28, 2000, the Company completed a reverse split of its common stock at a ratio of 1 share of common stock for every 30 shares of common stock issued and outstanding. All per share amounts referenced in the accompanying financial statements have been retroactively adjusted for the reverse stock split.

Recent Accounting Pronouncements

During the year ended January 31, 2006, there were several new accounting pronouncements issued by the Financial Accounting Standards Board (FSAB) the most recent of which was SFAS No. 154, `Accounting Changes and Error Corrections'. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial position or operating results.

In December 2004, the FSAB issued SFAS No. 123R, "Share-Based Payment", revising SFAS No. 123, Accounting for Stock-Based Compensation, and superseding Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, including obtaining employee services in share-based payment transactions. SFAS No. 123R applies to all awards granted after the required effective date and to awards modified, purchased or canceled after that date. Adoption is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Management does not believe the adoption of this accounting pronouncement will have a material impact on the Company's financial position or operating results.

Fair value of financial instruments

In accordance with the reporting requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of the convertible note payable approximated its carrying value because its terms were comparable to similar lending arrangements in the marketplace with comparable risks. During the years ended January 31, 2006 and 2005 and for the period June 3, 1998 (inception) through January 31, 2006, the Company did not have any other financial instruments.

                          AAMAXAN TRANSPORT GROUP, INC.
                          -----------------------------
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

2.       CAPITAL STRUCTURE DISCLOSURES

The Company's capital structure is complex and consists of preferred stock and a general class of common stock. The Company is authorized to issue 35,000,000 shares of stock, 10,000,000 of which have been designated as preferred shares with a par value per share of $.001 and 25,000,000 of which have been designated as common shares with a par value per share of $.0001.

Attempted merger with ESI
-------------------------

On August 1, 1998, the Company issued 307,873 shares of common stock in exchange for the various assets and liabilities of Eaglewings Systems, Inc. (ESI), an Arkansas corporation wholly owned and controlled by the Company's sole director, officer and controlling stockholder, effecting a change of control of the Company. However, because the Company could not comply with several terms of the merger, the assets and liabilities of ESI were never formally transferred to the Company. On July 9, 2000, the Company's board of directors affirmed the unconsummated merger and the fact that the shares originally issued in the attempted merger were to be retained by the holder as consideration for efforts expended. In March 2006, the Company entered into an agreement with the former officer, sole director and controlling stockholder of the Company formally acknowledging the rescission of the attempted merger.

Changes in control
------------------

On August 10, 2000, the Company issued 4,700,000 common stock shares in exchange for services effecting a change of control of the Company. On July 5, 2005, the Company issued 18,786,957 common stock shares upon conversion of a note payable (Note 5) effecting another change of control of the Company.

Preferred stock
---------------

The Company is authorized to issue 10,000,000 shares of $.001 par value preferred stock. In December 1998, the Company raised $498,240 of equity capital, net of related costs, through the issuance of 500 shares of preferred stock. In connection with this issuance, the Company designated 1,000 of these shares as Series A Convertible Preferred Stock. Each share had a stated value of $1,000 and was convertible at the holder's option anytime after issuance into shares of the Company's common stock based on a conversion price equal to the lesser of (a) $.70 or (b) 65% of the average market price per common share for the five trading days immediately preceding the date of conversion. The preferred shares also paid an annual 2.0% cumulative dividend payable quarterly and upon conversion. In addition, attached to each share was one warrant to purchase one share of common stock at the above conversion price. The warrants expired on December 31, 2001.

During the years ended January 31, 2001, 2000 and 1999, 150, 200 and 150, respectively, of these shares were converted into 250,000, 53,877 and 21,122, respectively, common stock shares. As of January 31, 2006, there were no shares of preferred stock issued and outstanding and no other series, rights or privileges had been designated with respect to the Company's preferred stock.

Common stock
------------

The Company is authorized to issue 25,000,000 shares of $.0001 par value common stock. Each share contains one voting right and the right to dividends if and when declared by the Board of Directors.

                          AAMAXAN TRANSPORT GROUP, INC.
                          -----------------------------
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

3.       RELATED PARTY TRANSACTIONS

Since September 2, 2005, Marc Juliar is the sole director and president of the Company and he currently owns 14,186,957 shares of common stock or 58.3% of the Company's outstanding shares.

During the year ended January 31, 2006, another stockholder advanced $6,131 to the Company by paying directly certain operating expenses. These funds are non-interest bearing, unsecured and payable upon demand as funds become available.

4.       COMMITMENTS AND CONTINGENCIES

As of January 31, 2006, the Company is not subject to any significant commitments or contingencies or obligated under any lease commitments.

5.       CONVERTIBLE NOTE PAYABLE

On May 10, 2005, the Company issued a convertible note payable in the amount of $43,210 as consideration for consulting services provided to and certain expenses paid directly for the Company by an unaffiliated individual. The note was payable on November 10, 2005, bore interest at 5.0%, was unsecured and was convertible at the holder's option based on a conversion price equal to 110% of the last `Best Bid' price of the common stock as quoted in the `Pink Sheets'. On June 20, 2005, the note was sold to a corporation owned and controlled by the then president and sole director of the Company. On July 5, 2005, the note plus $249 of accrued interest was converted into 18,786,957 common stock shares.

6.       INCOME TAXES

The Company recognizes deferred tax assets and liabilities based on the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, future tax benefits, such as those from net operating loss carry forwards, are recognized to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. At January 31, 2006, the Company had a deferred tax asset totaling approximately $2,503,000, which relates to the Company's cumulative net operating loss carry forward totaling approximately $7,365,000, which will expire through 2026. This deferred tax asset has been fully offset by a valuation allowance. The Company does not have any other deferred tax assets or liabilities.

The Tax Reform Act of 1986 imposed substantial restrictions of the utilization of net operating loss carry forwards in the event of an "ownership change" as defined by the Section 382 of the Internal Revenue Code of 1986. If the Company has an "ownership change," the Company's ability to utilize the net operating losses could be reduced.

                          AAMAXAN TRANSPORT GROUP, INC.
                          -----------------------------
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

A reconciliation of income tax expense at the statutory federal rate of 34% to income tax expense at the Company's effective tax rate for the years ended January 31, 2006 and 2005 and for the period June 3, 1998 (inception) through January 31, 2006 is as follows.

                                                                    Cumulative
                                                                       From
                                                                     Inception
                                          Year Ended   Year Ended     Through
                                          January 31,  January 31,  January 31,
                                             2006         2005          2006
                                          ----------   ----------   -----------



Tax benefit computed at statutory rate    $  (18,806)  $        -   $(2,503,972)

Increase in valuation allowance               18,806            -     2,503,972
                                          ----------   ----------   -----------

                                          $        -   $        -   $         -
                                          ==========   ==========   ===========


The Company uses the accrual method of accounting for income tax reporting purposes. At January 31, 2006, the significant components of the Company's deferred tax assets (benefits) and liabilities are summarized.

     Deferred tax asset:

       Net operating loss carry forward          $    2,503,972

       Less valuation allowance                      (2,503,972)
                                                 --------------

       Net deferred tax asset                    $            -
                                                 ==============

PART III

Item 1. Index to Exhibits

     3.1  Certificate of Incorporation of the Company, as amended
     3.2  Amended and Restated Bylaws of the Company

SIGNATURES

In accordance with Section 12 of the Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    AAMAXAN TRANSPORT GROUP, INC.

                                    /s/ Marc Juliar

                                    Marc Juliar
                                    Chief Executive Officer and
                                    Chief Financial Officer

Date: May 10, 2006

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